UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04044180

September 29, 2004

Christopher C. Smith
P.O. Box 321
103 Cedar Street
Cornwall, PA 17016

Act: 1934
Section:
Rule: 14A-8
Public Availability: 9/29/2004

Re: Peregrine Pharmaceuticals, Inc.
Incoming letter dated August 27, 2004

Dear Mr. Smith:

This is in response to your letter dated August 27, 2004 concerning the shareholder proposals submitted to Peregrine Pharmaceuticals by Christopher Smith, Susan Smith, and Christopher and Susan Smith, as joint tenants. On August 25, 2004, we issued our response expressing our informal view that Peregrine Pharmaceuticals could exclude the proposals from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark R. Ziebell
Snell & Wilmer L.L.P.
1920 Main Street, Suite 1200
Irvine, CA 92614-7230

704 562

RECEIVED

2004 AUG 31 AM 9:42

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

August 27, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response of the Office of Chief Counsel
Division of Corporate Finance
Re: Response to Stockholder Proposal Exclusion Document Submitted in Behalf of Peregrine Pharmaceuticals by the Law Offices of Snell & Wilmer, Dated June 17, 2004

Dear Ladies and Gentlemen:

I would like to thank you all for confirming that the contempt that I harbor for those associated with the Security and Exchange Commission is justified. I have received notification from Peregrine Pharmaceuticals that all of my wife's and I '*shareholder*' proposals have been rejected based upon Rule 14a-8(c).

Anyone remember this text?

Plain-English Question & Answer Format

Our revision of the rule to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

Its from your own website http://www.sec.gov/rules/final/34-40018.htm It was part of revisions and changes to Regulation 14A adopted May 21, 1998.

You're continued interpretation and enforcement of Rule 14a-8(c) is flawed based upon the actions taken in 1998. Take a look at Regulation 14A on your own website. http://www.sec.gov/about/forms/reg14a.pdf The Regulation does not include a specified definition of '*shareholder*' within Section 14a-1 - Definitions. The Regulation also does not include a definition of 'Joint Tenants'. The Regulation does not specifically state that shares held under 'Joint Tenants' classification would be treated in a manner INCONSISTENT with the actual definition of term.

Let's exam this further. By PLAIN ENGLISH definition, 'Joint Tenants' is the united (made one, combined) activity of two or more who holds or possesses real estate or property. By PLAIN ENGLISH definition, a '*Shareholder*' is one that holds or owns a share in property. Without further clarification and definition within the Regulation itself, it is improper by PLAIN ENGLISH definition to view jointly owned property in the same manner as individually owned property.

Also, using your flawed interpretation, I would be able to get 2000 individuals to chip in a buck apiece and buy $2000 of stock in a company and place the stock under 'Joint Tenants' with all 2000 individual's names as owners. Under your flawed interpretation, each and every one of those 2000 individuals would be justified to submit a unique shareholder proposal, or 2000 proposals while only holding $2000 of stock. According to your interpretation, all 2000 individuals hold $2000 worth of stock.

BASED UPON YOUR CURRENT ENFOREMENT, WHAT REGULATION WOULD PREVENT THE 2000 PROPOSALS FROM BEING APPROPRIATE?

Then, its apparent that the laws of many states, including Delaware (company's state of incorporation) and Pennsylvania (state of residence) were not reviewed in regard to 'Tenants by the Entireties'. Tenants by the Entireties states that **two married persons really constitute only one 'person' in the eyes of the law**. Had you reviewed precedent, you would find that a married couple's brokerage account that was opened in both names with both signatures on the account documentation has standing under 'Tenants by the Entireties'.

Regulation 14A was significantly modified in 1998. Your exclusion of the shareholder proposals based upon 1976 precedent is IMPROPER. Do your job!!! Review the current regulation. Review the current laws. Make a ruling that considers all points addressed above and if nothing else, date it 2004! If you make the same finding, you may want to actually update Regulation 14A to address the handling of joint and individual accounts and provide a PLAIN ENGLISH definition of '*Shareholder*'.

Christopher C Smith

Christopher C. Smith
PO Box 321
103 Cedar Street
Cornwall, PA 17016
717-274-5032